EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	For The Years Ended
	Nine Months Ended September 30, 2003		December 31, 2002		December 31, 2001		December 31, 2000		December 31, 1999		December 31, 1998
Net income	127,034		120,016		58,662		29,165		25,585		22,974
Add: interest expense and amortization of premiums, discounts and capitalized expense related to indebtedness	244,589		244,038		199,829		253,343		226,350		253,140

Earnings as adjusted	371,623		364,054		258,491		282,508		251,935		276,114

Fixed charges (interest expense and amortization of premiums, discounts and capitalized expense related to indebtedness)	244,589		244,038		199,829		253,343		226,350		253,140

Ratio of earnings to fixed charges	1.52	X	1.49	X	1.29	X	1.12	X	1.11	X	1.09	X

Preferred stock dividend	3,340		6,679		6,679		6,679		6,679		6,679

Ratio of earnings to fixed charges and preferred stock dividends	1.50	X	1.45	X	1.25	X	1.09	X	1.08	X	1.06	X